Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Palo Alto Networks, Inc. for the registration of common stock, preferred stock, depository shares, debt securities, warrants, subscription rights, purchase contracts, and units and to the incorporation by reference therein of our reports dated September 6, 2024, with respect to the consolidated financial statements of Palo Alto Networks, Inc., and the effectiveness of internal control over financial reporting of Palo Alto Networks, Inc., included in its Annual Report (Form 10-K) for the year ended July 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California
September 6, 2024